Exhibit (a)(5)(D)

Monster beverage corporation WAIVES FINANCING CONDITION FOR MODIFIED dutch AUCTION tender offer to purchase up to $3.0 BILLION of its outstanding common stock

CORONA, Calif., May 29, 2024 (GLOBE NEWSWIRE) -- Monster Beverage Corporation (“Monster”) (NASDAQ: MNST) today announced that it is amending its previously announced modified “Dutch auction” tender offer to purchase shares of its common stock for cash at a price per share of not less than $53.00 and not greater than $60.00, for a maximum aggregate purchase price of up to $3.0 billion. The tender offer commenced on May 8, 2024, and will expire at 11:59 p.m., New York City time, on June 5, 2024, unless extended or earlier terminated by Monster.

On May 22, 2024, Monster and certain of its subsidiaries entered into a new credit agreement providing for a new $750 million three-year delayed draw senior term loan A facility (the “Term Loan”) and a new $750.0 million five-year senior revolving credit facility (the “RCF”). The tender offer was originally conditioned on entry into the credit agreement and at least $1.0 billion in the aggregate being funded under the Term Loan and the RCF at least five business days prior to the expiration of the tender offer (the “Financing Condition”). Monster intends to borrow an aggregate of $750.0 million under the credit agreement, and expects to use $2.25 billion in cash on hand, to consummate the tender offer. Because Monster expects to use less than $1.0 billion in debt financing to consummate the tender offer, Monster waives the Financing Condition and the tender offer is no longer subject to the Financing Condition.

Sterling Trustees LLC, which controls trusts and entities for the benefit of certain family members of Monster’s co-CEOs Messrs. Sacks and Schlosberg, has advised Monster that it currently intends to tender up to an aggregate of 10,000,000 shares on behalf of such trusts and entities, as purchase price tenders, subject to market conditions. Hilton Schlosberg, one of Monster’s co-CEOs and a member of the Board of Directors, has advised Monster that he currently intends to tender up to 350,000 shares that he beneficially owns, as purchase price tenders, subject to market conditions. Rodney Sacks, Monster’s other co-CEO and a member of the Board of Directors, has advised Monster that he currently intends to tender up to 610,000 shares that he beneficially owns, as purchase price tenders, subject to market conditions.

The tender offer is only being made pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2024 (the “Offer to Purchase”), the related Letter of Transmittal, dated May 8, 2024 (the “Letter of Transmittal”), and certain other materials related thereto, as each may be amended and supplemented from time to time.

Evercore Group L.L.C. and J.P. Morgan Securities LLC are acting as dealer managers for the tender offer. D.F. King & Co., Inc. is serving as the information agent, and Equiniti Trust Company, LLC is acting as the depositary. The Offer to Purchase, the related Letter of Transmittal and the other tender offer materials were filed with the SEC, and shareholders may obtain free copies of these documents from the SEC’s website at www.sec.gov. Shareholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Requests for documents may also be directed to D.F. King & Co., Inc. at (888) 605-1958 or MNST@dfking.com. Questions regarding the tender offer may be directed to Evercore Group L.L.C. at (888) 474-0200 or J.P. Morgan Securities LLC at (877) 371-5947.

Although Monster has authorized the tender offer, none of the Board of Directors, Monster, the dealer managers, the information agent or the depositary or any of their affiliates has made, and they are not making, any recommendation to shareholders as to whether shareholders should tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Monster has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender the shares. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful, save as in compliance with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

Monster Beverage Corporation

Based in Corona, California, Monster Beverage Corporation is a holding company and conducts no operating business except through its consolidated subsidiaries. Monster’s subsidiaries develop and market energy drinks, including Monster Energy® drinks, Monster Energy Ultra® energy drinks, Juice Monster® Energy + Juice energy drinks, Java Monster® non-carbonated coffee + energy drinks, Rehab® Monster® non-carbonated energy drinks, Monster Energy® Nitro energy drinks, Reign® Total Body Fuel high performance energy drinks, Reign Inferno® thermogenic fuel high performance energy drinks, Reign Storm® total wellness energy drinks, NOS® energy drinks, Full Throttle® energy drinks, Bang Energy® drinks, BPM® energy drinks, BU® energy drinks, Burn® energy drinks, Gladiator® energy drinks, Live+® energy drinks, Mother® energy drinks, Nalu® energy drinks, Play® and Power Play® (stylized) energy drinks, Relentless® energy drinks, Samurai® energy drinks, Ultra Energy® drinks, Predator® energy drinks and Fury® energy drinks. Monster’s subsidiaries also develop and market still and sparkling waters under the Monster Tour Water® brand name. Monster’s subsidiaries also develop and market craft beers, hard seltzers and flavored malt beverages under a number of brands, including Jai Alai® IPA, Dale’s Pale Ale®, Dallas Blonde®, Wild Basin® hard seltzers, The Beast Unleashed® and Nasty Beast™ Hard Tea. For more information visit www.monsterbevcorp.com.

Caution Concerning Forward-Looking Statements

Certain statements made in this announcement may constitute “forward-looking statements.” Monster cautions that these statements are based on management’s current knowledge and expectations and are subject to certain risks and uncertainties, many of which are outside of the control of Monster, that could cause actual results and events to differ materially from the statements made herein. For a more detailed discussion of the risks that could affect Monster’s operating results, see Monster’s reports filed with the Securities and Exchange Commission, including Monster’s annual report on Form 10-K for the year ended December 31, 2023 and subsequently filed reports. Monster’s actual results could differ materially from those contained in the forward-looking statements, including with respect to the tender offer.

CONTACTS:

Rodney C. Sacks
Chairman and Co-Chief Executive Officer

(951) 739-6200

Hilton H. Schlosberg

Vice Chairman and Co-Chief Executive Officer

(951) 739-6200

Roger S. Pondel / Judy Lin

PondelWilkinson Inc.

(310) 279-5980